Filed by Invitrogen Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Applied Biosystems Inc.

Commission File No.: 001-04389

FOR IMMEDIATE RELEASE

Invitrogen Provides Update on Merger with Applied Biosystems

Three Applied Biosystems Board Members Named to New Board

New Name Chosen for Combined Company

CARLSBAD, Calif. – November 4, 2008 – Invitrogen Corporation (NASDAQ: IVGN) today announced progress against its integration plans regarding its pending merger with Applied Biosystems.

The company announced that three members of the Applied Biosystems’ Board of Directors have been named to the Board of the new company, effective upon closing. The new members are: George F. Adam, Jr., Chairman of Recondo Technology, Inc.; Arnold J. Levine, Ph.D., professor at the Institute for Advanced Study; and William H. Longfield, retired Chairman and Chief Executive Officer of C.R. Bard, Inc. They will join the nine current members of Invitrogen’s Board of Directors as Directors of the new company when the transaction closes.

A new name for the combined entity will go into effect upon transaction close. The name of the new company will be Life Technologies Corporation and its shares will trade on the NASDAQ under the ticker symbol of LIFE. Instruments and systems solutions will continue to be sold under the Applied Biosystems brand name, while the combined company’s broad offering of reagents will be sold under the Invitrogen brand name.

“As we moved through the integration process and gained greater clarity around the vision for our joint company, the new management team felt that the Life Technologies name best symbolizes the promise of what we can accomplish together,” said Greg Lucier, Invitrogen’s Chairman and Chief Executive Officer. “When we receive European Commission clearance, we will be ready to enable research that will lead to more personalized medicine, safer food and water, and a healthier environment – in short, we will provide technologies that make life even better.”

About Invitrogen

Invitrogen Corporation (NASDAQ:IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen’s own research and development efforts are focused on breakthrough innovation in all major areas of biological discovery including functional genomics, proteomics, stem cells, cell therapy and cell biology – placing Invitrogen’s products in nearly every major laboratory in the world. Founded in 1987, Invitrogen is headquartered in Carlsbad, CA, and conducts business in more than 70 countries around the world. The company employs approximately 4,700 scientists and other professionals and had revenues of approximately $1.3 billion in 2007. For more information, visit www.invitrogen.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Invitrogen and Applied Biosystems have filed a joint proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. The final joint proxy statement/prospectus has been mailed to shareholders of both companies. Investors and security holders are urged to read it in its entirety because it contains important information about Invitrogen and Applied Biosystems and the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations, 5791 Van Allen Way, Carlsbad, CA 92008.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applied Biosystems and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation is included in the joint proxy statement/prospectus relating to the proposed merger. This document is available free of charge at the Securities and Exchange Commission’s Web site at www.sec.gov and from: Invitrogen Investor Relations, telephone: (760) 603-7200 or on Invitrogen’s website at www.invitrogen.com.

Safe Harbor Statement

Certain statements contained in this press release are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and it is Invitrogen’s intent that such statements be protected by the safe harbor created thereby. Potential risks and uncertainties include, but are not limited to: a) the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; b) satisfaction of various conditions to the closing of the merger contemplated by the merger agreement; and c) volatility of the financial markets and the availability of credit on acceptable terms; as well as other risks and uncertainties detailed from time to time in Invitrogen’s Securities and Exchange Commission filings.

Contact:

Invitrogen Corporation

Amanda Clardy

760-603-7200

ir@invitrogen.com

Farnaz Khadem

760-603-7245

Farnaz.khadem@invitrogen.com